UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-1

Certificate of Accounting of Securities and Similar

Investments of a Management Investment Company

in the Custody of Members of

National Securities Exchanges

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

1. Investment Company Act File Number: 811-22756								Date examination completed: January 11, 2019
2. State identification Number:
AL	50928	AK		AZ		AR		CA		CO	2013-52-250
CT		DE		DC		FL		GA	SCMF049318	HI
ID		IL	60027229	IN	13-0029IC	IA		KS		KY
LA		ME		MD		MA		MI		MN	R-55307.1
MS	Investor Class: 60062970	MO		MT		NE	104525	NV		NH
NJ		NM		NY	S33-79-97	NC	52726	ND		OH
OK		OR		PA	2013-02-070MF	RI		SC	MF21457	SD
TN		TX	Investor Class: C 113227	UT		VT		VA	183038	WA	Investor Class: 60073193
WV		WI		WY	27623	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: Spectrum Low Volatility Fund and Spectrum Advisors Preferred Fund, each a series of the Advisors Preferred Trust
4. Address of principal executive office (number, street, city, state, zip code): 1445 Research Boulevard, Suite 530, Rockville, MD 20850

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

January 11, 2019

We, as members of management of Spectrum Low Volatility Fund and Spectrum Advisors Preferred Fund (the “Funds”), each a series of Advisors Preferred Trust, are responsible for complying with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, “Custody of Securities with Members of National Securities Exchanges,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of September 30, 2018, and from July 30, 2018, through September 30, 2018.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 for the Investment Company Act of 1940 as of September 30, 2018, and from July 30, 2018, through September 30, 2018, with respect to securities reflected in the investment account of each Fund.

Spectrum Low Volatility Fund

Spectrum Advisors Preferred Fund

/s/ Catherine Ayers-Rigsby ___________

Catherine Ayers-Rigsby, Principal Executive Officer

/s/ Kevin Wolf __________________

Kevin Wolf, Principal Financial Officer

Report of Independent Public Accountant

To the Board of Trustees of

Advisors Preferred Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Spectrum Low Volatility Fund and Spectrum Advisors Preferred Fund (the “Funds”), each a series of Advisors Preferred Trust, complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 (the Act) as of September 30, 2018. Management is responsible for its assertion about compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Act (the specified requirements). Our responsibility is to express an opinion on management's assertion about the Funds’ compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of September 30, 2018, and with respect to agreement of security purchases and sales, for the period from July 30, 2018 (the date of our last examination), through September 30, 2018:

•	Confirmation of all securities held by institutions in book entry form at National Financial Services, LLC (“NFS”) and U.S. Bank, N.A (the “Custodian”).

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents.

•	Reconciliation of all such securities to the books and records of the Funds, NFS and the Custodian.

•	Agreement of two security purchases and one security sale or maturity since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of September 30, 2018, with respect to securities reflected in the investment account of each Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Advisors Preferred Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

COHEN & COMPANY, LTD.

Cleveland, OHIO

January 11, 2019